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August 15, 2017

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to First Eagle Investment Management, LLC, File Nos. 033-63560 and 811-7762

Dear Sir or Madam:

Enclosed for electronic filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Stipulation and Proposed Order of Dismissal with Prejudice as well as the Order signed by the Court, both filed on August 9, 2017, in connection with a complaint filed on May 7, 2014 in the United States District Court, District of Delaware naming First Eagle Investment Management, LLC ("FEIM"), as a defendant in a lawsuit (*The Lynn M. Kennis Trust et. al. v. First Eagle Investment Management, LLC*, C.A. No. 14-585).

If you have any questions regarding this filing, please contact me at 212-848-7296.

Sincerely,

/s/ Roger Deming
Roger Deming

cc: Nathan J. Greene
     Sheelyn Michael

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE**

<table>
<tr>
<td>

The Lynn M. Kennis Trust U/A DTD
10/02/2002, by Lynn M. Kennis as Trustee,
and the Ronald J. Kennis Trust, by Ronald J.
Kennis and Dolores M. Kennis as Trustees,

     Plaintiffs,

v.

First Eagle Investment Management, LLC,

     Defendant.

</td>
<td>

C.A. No. 1:14-00585-MAK

</td>
</tr>
</table>

STIPULATION AND [PROPOSED] ORDER OF DISMISSAL WITH PREJUDICE

WHEREAS, on May 7, 2014, plaintiffs The Lynn M. Kennis Trust U/A DTD

10/02/2002, by Lynn M. Kennis as Trustee, and the Ronald J. Kennis Trust, by Ronald J. Kennis

and Dolores M. Kennis as Trustees ("Plaintiffs") filed the Complaint in this action against

defendant First Eagle Investment Management, LLC ("First Eagle" or "Defendant") (Dkt. No.

1);

WHEREAS, Plaintiffs' Complaint alleged that advisory fees First Eagle charged to the

First Eagle Global Fund and the First Eagle Overseas Fund (the "Funds") were excessive and

violated section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b) (the

"1940 Act"), and exceeded the advisory fee that First Eagle received as sub-adviser for an

unaffiliated mutual fund (the "Sub-Advised Fund");

WHEREAS, on October 8, 2015, accepting Plaintiffs' allegations as true pursuant to Rule

12(b)(6) of the Federal Rules of Civil Procedure, the Magistrate Judge issued a Report and

Recommendation recommending the denial of Defendant's motion to dismiss the Complaint (Dkt. No. 34);

WHEREAS, on December 9, 2015, accepting Plaintiffs' allegations as true pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure, the Court adopted the Magistrate Judge's Report and Recommendation and denied Defendant's motion to dismiss the Complaint (Dkt. No. 38);

WHEREAS, on January 8, 2016, Defendant filed its Answer to the Complaint denying Plaintiffs' central allegations and averring that the advisory fees paid by the Funds were not so disproportionately large that they could not have been negotiated at arm's-length and that the advisory services provided by First Eagle to the Funds were not comparable to the services it provided to the Sub-Advised Fund (Dkt. No. 40);

WHEREAS, on August 10, 2016, the Court so-ordered the parties' stipulation to strike the Plaintiffs' demand for a jury (Dkt. No. 63);

WHEREAS, on July 20, 2017, Plaintiffs filed a Suggestion of Death notifying the Court that plaintiff Ronald J. Kennis, Trustee of the Ronald J. Kennis Trust, passed away during the pendency of this action (Dkt. No. 75);

WHEREAS, on June 30, 2016, January 31, 2017, March 31, 2017, and July 7, 2017, Defendant produced more than 750,000 pages of documents in response to Plaintiffs' discovery requests, including materials provided to the Funds' Board of Directors (the "Board") in connection with the Board's annual fee-approval process pursuant to Section 15(c) of the 1940 Act in 2009, 2010, 2011, 2012, 2013, 2014 and 2015; internal documents relating to the profitability of the Funds, the cost allocation of First Eagle expenses to the Funds, economies of scale, and information about the Sub-Advised Fund; documents identifying the range of fees paid by separate accounts and other First Eagle advisory clients for services; as well as internal e-mail relating to these and other issues (collectively, the "Produced Materials"); and

WHEREAS, Plaintiffs' counsel, on behalf of Plaintiffs, in good faith, reviewed the Produced Materials.

NOW, THEREFORE, PLAINTIFFS AND DEFENDANT HEREBY STIPULATE AND AGREE, as follows:

1.   Based on the review of the Produced Materials, Plaintiffs and Plaintiffs' Counsel have concluded that it is appropriate to dismiss the action with prejudice.

2.   Pursuant to Rule 41(a)(1)(A)(ii) of the Federal Rules of Civil Procedure, Plaintiffs and First Eagle hereby stipulate to the dismissal with prejudice of all claims asserted in this action.   Plaintiffs and First Eagle further stipulate that this dismissal is not the result of a settlement or a compromise or the payment of any consideration to Plaintiffs.

3.   Each side will bear its own costs and attorneys' fees.

Respectfully submitted,

Dated: August 9, 2017

SCHNADER HARRISON
SEGAL & LEWIS LLP
/s/ Richard A, Barkasy
Richard A. Barkasy (#4683)
824 N. Market Street, Suite 800
Wilmington, DE 19801
(302) 888-4554
rbarkasy@schnader.com

3

**ZWERLING, SCHACHTER &
ZWERLING, LLP**
Robin F. Zwerling
Jeffrey C. Zwerling
Susan Salvetti
Andrew W. Robertson
41 Madison Avenue
New York, NY 10010
(212) 223-3900
rzwerling@zsz.com
jzwerling@zsz.com
ssalvetti@zsz.com
arobertson@zsz.com

Counsel for Plaintiffs

Dated: August 9, 2017

RICHARDS, LAYTON & FINGER, P.A.
/s/ Frederick L. Cottrell, III
Frederick L. Cottrell, III (#2555)
Jason J. Rawnsley (#5379)
One Rodney Square
920 N. King Street
Wilmington, DE 19801
(302) 651-7700
cottrell@rlf.com
rawnsley@rlf.com

**WILMER CUTLER PICKERING HALE
AND DORR LLP**
Lori A. Martin
Ross E. Firsenbaum
Brad Konstandt
7 World Trade Center
250 Greenwich Street
New York, NY 10007
(212) 230-8800
lori.martin@wilmerhale.com

*Counsel for Defendant First Eagle Investment
Management, LLC*

IT IS SO ORDERED.
Dated: August ___, 2017

Hon. Mark A. Kearney
United States District Court Judge

4

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE**

LYNN M. KENNIS TRUST U/A/ DTD 10/02/2002, *et al*	:	**CIVIL ACTION**
	:	
	:	
v.	:	
	:	**NO. 14-585**
FIRST EAGLE INVESTMENT	:	
MANAGEMENT LLC	:	

ORDER

AND NOW, this 9th day of August 2017, upon considering the parties' Stipulation of

Dismissal (ECF Doc. No. 78), it is **ORDERED:**

1.   The action is **DISMISSED with prejudice** under Federal Rule of Civil

Procedure 41(a)(1)(A)(ii); and,

2.   The Clerk of Court shall mark this matter **administratively CLOSED.**



KEARNEY, J.